Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

January 20, 2018

BSE Limited

National Stock Exchange of India Limited

Dear Sir/Madam,

Ref.:   Scrip Code: 500124 (BSE), DRREDDY (NSE)

Sub.:  Results of Postal Ballot and e-voting

This is with reference to our letter dated December 20, 2017 enclosing a copy of postal ballot notice and form.

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the summarized voting result of the postal ballot process (through e-voting and postal ballot), in the prescribed format, along with a copy of the Scrutinizer’s Report is enclosed herewith.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: a/a

CC:	New York Stock Exchange (For information)-Stock code: RDY

National Securities Depositary Limited (NSDL)

DR REDDY'S LABORATORIES LIMITED

Date of Postal Ballot Notice	December 11, 2017
Voting Period	December 21, 2017 to January 19, 2018
Cut-off date	December 15, 2017
Total number of shareholders on record date	139004

Resolution 1: To consider and approve amendments to the 'Dr. Reddy's Employees Stock Option Scheme 2002' (“2002 Plan”) and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007 (“2007 Plan”)'.

Resolution required: (Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING		44398828	100.00	44398828	0	100.00	0.00
	POLL	44398828	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		0	0.00	0	0	0.00	0.00
	TOTAL		44398828	100.00	44398828	0	100.00	0.00
Public - Institutions	E-VOTING		63675988	60.68	35987725	27688263	56.52	43.48
	POLL	104937485	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		14400775	13.72	4429238	9971537	30.76	69.24
	TOTAL		78076763	74.40	40416963	37659800	51.77	48.23
Public-Non Institutions	E-VOTING		135746	0.82	122421	13325	90.18	9.82
	POLL	16550951	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		378781	2.29	368440	10341	97.27	2.73
	TOTAL		514527	3.11	490861	23666	95.40	4.60
TOTAL		165887264	122990118	74.14	85306652	37683466	69.36	30.64

Resolution 2: To consider and approve grant of additional stock options to employees of subsidiaries of the Company.

Resolution required: (Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING		44398828	100.00	44398828	0	100.00	0.00
	POLL	44398828	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		0	0.00	0	0	0.00	0.00
	TOTAL		44398828	100.00	44398828	0	100.00	0.00
Public - Institutions	E-VOTING		63675988	60.68	35987725	27688263	56.52	43.48
	POLL	104937485	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		14398664	13.72	4422711	9975953	30.72	69.28
	TOTAL		78074652	74.40	40410436	37664216	51.76	48.24
Public-Non Institutions	E-VOTING		136669	0.83	117511	19158	85.98	14.02
	POLL	16550951	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		376310	2.27	359835	16475	95.62	4.38
	TOTAL		512979	3.10	477346	35633	93.05	6.95
TOTAL		165887264	122986459	74.14	85286610	37699849	69.35	30.65

Resolution 3: To consider and approve appointment of Mr. Akhil Ravi, a related party, to office or place of profit in terms of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder.

Resolution required: (Ordinary / Special)	Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	Mr. G V Prasad, Ms. G Anuradha and Dr. Reddy's Holdings Limited (Mr. G V Prasad and Ms. G Anuradha being directors and shareholders) are interested in this resolution.

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING		2134692	4.81	2134692	0	100.00	0.00
	POLL	44398828	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		0	0.00	0	0	0.00	0.00
	TOTAL		2134692	4.81	2134692	0	100.00	0.00
Public - Institutions	E-VOTING		51541973	49.12	51541973	0	100.00	0.00
	POLL	104937485	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		14398083	13.72	14271434	126649	99.12	0.88
	TOTAL		65940056	62.84	65813407	126649	99.81	0.19
Public-Non Institutions	E-VOTING		136360	0.82	119796	16564	87.85	12.15
	POLL	16550951	0	0.00	0	0	0.00	0.00
	POSTAL BALLOT		376310	2.27	375577	733	99.81	0.20
	TOTAL		512670	3.10	495373	17297	96.63	3.37
TOTAL		165887264	68587418	41.35	68443472	143946	99.79	0.21

January 20, 2018

To

The Chairman

Board of Directors

Dr. Reddy’s Laboratories Limited

(CIN: L85195TG1984PLC004507)

8-2-337, Road No.3,

Banjara Hills, Hyderabad-500034

Telangana

Dear Sir,

Sub: Scrutinizer’s Report on Postal Ballot including e-voting

Pursuant to the resolution passed by the Board of Directors of Dr. Reddy's Laboratories Limited (Company), I was appointed as “Scrutinizer” to receive, process and scrutinize the postal ballot including e-voting process in a fair and transparent manner pursuant to Section 110 of the Companies Act, 2013 (Act) read with the Companies (Management and Administration) Rules, 2014 and in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement), Regulations, 2015 on the below resolutions contained in the postal ballot notice dated December 11, 2017:

1.	Special Resolution: To consider and approve amendments to the 'Dr. Reddy's Employees Stock Option Scheme 2002' (“2002 Plan”) and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007’ (“2007 Plan”).

2.	Special Resolution: To consider and approve grant of additional stock options to employees of subsidiaries of the Company.

3.	Ordinary Resolution: To consider and approve appointment of Mr. Akhil Ravi, a related party, to office or place of profit in terms of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules and SEBI Listing Regulations relating to postal ballot voting process including e-voting for the resolutions contained in the postal ballot notice dated December 11, 2017. My responsibility as a Scrutinizer is to ensure that postal ballot voting process including e-voting is carried out in a fair and transparent manner and to make a scrutinizer’s report thereon.

I submit my report as under:

1.	The Company has on December 20, 2017 completed the dispatch /sending of emails of notice of postal ballot dated December 11, 2017, postal ballot form along with postage prepaid business reply envelope to its members whose names appeared on the Register of Members / List of Beneficiaries as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on December 15, 2017 “cutoff date” these shareholders were entitled to vote.

2.	The voting commenced on Thursday, December 21, 2017 (9.00 AM IST) and ended on Friday, January 19, 2018 (6.00 PM IST) for physical ballot as well as e-voting.

3.	The e-voting facility was provided by National Securities Depository Limited (NSDL) and necessary technical support was provided by Bigshare Services Private Limited, Hyderabad, the Registrar and Transfer Agent (RTA) of the Company, for processing postal ballot forms.

4.	Particulars of the postal ballot forms received including the votes casted through e-voting from / by the members have been entered in a Register separately maintained for the purpose.

5.	The postal ballot forms were kept under my safe custody in sealed and tampered-proof ballot boxes before commencing the scrutiny of such postal ballot forms.

6.	At 6.15 PM on January 19, 2018, I have downloaded the e-voting Report from the National Securities Depository Limited (NSDL) website viz., www.evoting.nsdl.com.

7.	The ballot boxes were opened at 6:30 PM on January 19, 2018 in my presence and in the presence of two witnesses who were not employees of the Company.

8.	The postal ballot forms were duly opened in my presence and scrutinized. The ballot papers received were reconciled with the records maintained by the Company/ RTA and the authorizations / Power of Attorney etc. The shareholding was also scrutinized for the purpose of eliminating duplicate voting, i.e. e-voting as well as by physical postal ballot form voting.

9.	All postal ballot forms received / votes casted up to 6.00 PM on January 19, 2018 being the last date and time fixed by the Company for receipt of the forms / e-voting were considered for scrutiny.

10.	No business reply envelopes containing the postal ballot forms were received after 6.00 PM on January 19, 2018.

11.	Envelopes containing the postal ballot forms returned undelivered were not opened and they were kept separately.

12.	I did not find any defaced or mutilated ballot papers/forms.

13.	Invalid ballots were marked and segregated.

14.	The results of postal ballot voting including e-voting are given as ‘Annexure-I’ to this report.

Based on combined results, we report that, resolution no.1 & resolution no.2 as per the postal ballot Notice dated December 11, 2017, being special resolutions were not passed with requisite majority as the number of votes casted in favour of the resolution is less than three (3) times the number of votes against and resolution no.3 as per the postal ballot notice dated December 11, 2017, being ordinary resolution was passed with requisite majority as the number of votes casted in favour of the resolution is more than the number of votes against.

15.	The postal ballot forms and other related papers/registers and records are under my safe custody until the Chairman considers, approves and signs the result and minutes of the postal ballot.

Thanking you,

For R & A Associates

/s/ G. Raghu Babu
Place: Hyderabad		(G. Raghu Babu)
Date: January 20, 2018		Partner
FCS No. F4448, CP No. 2820

Witness -1:		Witness -2:

Signature:	/s/ P. Surya Prakash	Signature:	/s/ T. Suresh
Name:	P. Surya Prakash	Name:	T. Suresh

Dr. Reddy’s Laboratories Limited - Scrutinizer’s Report on Postal Ballot including e-voting

Annexure-I

			No. of ballots	Total no. of votes	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
S No	Description	Mode of Voting	received	cast	No's	%	No's	%	No's	%	Remarks
1	Special Resolution: To consider and approve amendments to the 'Dr. Reddy's Employees Stock Option Scheme 2002' (“2002 Plan”) and 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007 (“2007 Plan”)'.	E-Voting	1386	108,210,562	80,508,974	74.40	27,701,588	25.60	0	0.00	Spepcial Resolution was not passed with requisite majority as the number of votes casted in favour of the resolution is less than three (3) times the number of votes against.
		Physical Ballot	325	14,785,999	4797678	32.45	9,981,878	67.51	6,443	0.04
		Total	1711	122,996,561	85,306,652	69.36	37,683,466	30.64	6,443	0.01
2	Special Resolution: To consider and approve grant of additional stock options to employees of subsidiaries of the Company.	E-Voting	1384	108,211,485	80,504,064	74.40	27,707,421	25.60	0	0.00	Special Resolution was not passed with requisite majority as the number of votes casted in favour of the resolution is less than three (3) times the number of votes against.
		Physical Ballot	317	14,781,417	4,782,546	32.36	9,992,428	67.60	6,443	0.04
		Total	1701	122,992,902	85,286,610	69.34	37,699,849	30.65	6,443	0.01
3	Ordinary Resolution: To consider and approve appointment of Mr. Akhil Ravi, a related party, to office or place of profit in terms of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder.	E-Voting	1340	53,813,025	53,796,461	99.97	16,564	0.03	0	0.00	Resolution passed with requisite majority as the number of votes casted in favour of the resolution is more than the number of votes against.
		Physical Ballot	317	14,780,836	14,647,011	99.09	127,382	0.86	6,443	0.04
		Total	1657	68,593,861	68,443,472	99.78	143,946	0.21	6,443	0.01